                         [LETTERHEAD OF WIRELESS, INC.]



                                 October 4, 2000

VIA EDGARLINK AND OVERNIGHT MAIL

Barry Summer, Esq.
Kathleen Krebs, Esq.
Candace Cavalier, Esq.
Mr. Terry French
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

       Re:      Wireless, Inc. (File No. 333-35304)
                APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1
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Ladies and Gentlemen:

                  Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Wireless, Inc. (the "Registrant") hereby applies for an order, effective October 4, 2000 or soon as possible thereafter, granting the withdrawal of its Registration Statement on Form S-1, File Number 333-35304, together with all amendments and exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 20, 2000.

                  The Registrant believes that due to unfavorable market conditions, the terms that could be obtained in the current public marketplace are not sufficiently attractive to warrant proceeding with the offering at this time. The Registration Statement was not declared effective by the Commission and no securities have been or will be offered or sold under the Registration Statement. Accordingly, the Registrant hereby requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective October 4, 2000 or as soon as possible thereafter.

                  Please provide our attorneys with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Their facsimile number is (650) 496-2885.


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BARRY SUMMER, ESQ., ET AL
SECURITIES AND EXCHANGE COMMISSION
OCTOBER 4, 2000
PAGE 2


                  Should you have any questions regarding this matter, please contact Jonathan Shapiro, Esq. of Brobeck, Phleger & Harrison LLP, legal counsel to the Registrant, at (650) 812-2212.

                                                              Very truly yours,

                                                              Wireless, Inc.


                                    By:  /s/ Antonio Canova
                                         ---------------------------------------
                                             Antonio Canova
                                             EXECUTIVE VICE PRESIDENT
                                             AND CHIEF FINANCIAL OFFICER

cc:      The Nasdaq Stock Market, Inc.